Birch Mountain Resources Ltd. Suite 300, 250 Sixth Ave SW Calgary Alberta Canada T2P 3H7 403 262 1838 tel 403 263 9888 fax www.birchmountain.com

March 17, 2008

Jill Davis
US Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, DC, 20549

Dear Ms. Davis:

RE:  Response to your Letter Dated March 12, 2008 – 2006 Form 20-F

We have attached some additional information to help address your specific questions.

Birch Mountain acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following additional or clarifying information is provided for each of the specific points raised in your letter.

1.  Managements’ Report on Internal Control over Financial Reporting:

Managements’ conclusion with respect to its assessment of the internal controls over financial reporting was included in our Form 20-F, however, it appears that during the process of ‘Edgarizing’ the Form 20-F/A, a portion of the written text was accidentally omitted.   We have attached the complete Managements’ Report on Internal Control over Financial Reporting that will be included with the re-filing of the 20-F document.

2.  Note 27 to the Financial Statements - Material Differences between US and Canadian GAAP

The total stripping costs during production amounted to $1,750,000.  The Company produced 2,244,987 tonnes of material in 2006 of which 1,898,345 tonnes remained in inventory at year-end; 294,592 tonnes were sold during 2006 and 52,050 tonnes were used internally for road construction and material stockpile pads.  The Company included a table in the 2006 MD&A which was included in the 2006 Annual Report. The table, as reproduced below, outlined the annual production and sales tonnages for 2006.

Aggregate Production, Inventory and Sales	As at December 31, 2006 (tonnes)
MVQ Production	2,244,987
MVQ Sales	294,592
Project Use	52,050
Inventory - MVQ	1,898,345
Sales
MVQ Sales	294,592
Off-quarry	1,244,700
Total Aggregate Sales	1,539,292

US GAAP requires the stripping costs during operations to be captured in inventory and costs of sales.  $1,479,787 of the stripping costs during operations were allocated to inventory, representing the 1,898,345 tonnes of product still on hand at December 31, 2006; $229,639 of the stripping costs during operations were allocated to cost of sales, representing the 294,592 tonnes of product sold during 2006; and $40,574 of the stripping costs during operations were allocated to mineral properties, representing the 52,050 tonnes of product used internally for the betterment of the mineral property during 2006.

Under US GAAP, the Company expensed all stripping costs incurred in the development stage.  Hence in Note 27, the stripping costs under US GAAP, prior to May 26, 2006 when the Company had proven and probable reserves under Industry Guide 7 were included in the $26,067,542 adjustment to reduce mineral properties downward for US GAAP.

3. General Engineering Comments/Annual Mine Production and Sales Tonnages

The production and sales tonnages for 2006 were included on page 4 of the Company’s 2006 Annual Report and have been reproduced in point 2 above.

We have supplementally attached to our letter a table outlining the items requested in your letter.  We request that this supplementary table be returned to the Company pursuant to the provisions of Rule 418(b) and we have included the necessary pre-paid, pre-addressed shipping label to facilitate return of the supplemental information.

We would appreciate if you would review our response and the attachments and confirm that this addresses your questions, at which point we will go ahead and re-file the appropriate amended documents.  Should you have additional questions, please do not hesitate to contact me directly at 403-802-2669.

Kind regards,
BIRCH MOUNTAIN RESOURCES LTD.

John Clarke
VP Finance & CFO

Attachment:

Response to your Letter Dated March 12, 2008 – 2006 Form 20-F
Birch Mountain Resources – Managements’ Report on Internal Control over Financial Reporting

Birch Mountain Resources Ltd.
Report of Management

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Birch Mountain Resources Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedure that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Chief Executive Officer and acting Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company’s internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have concluded that there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the changes made to address the following material weaknesses:

1.

Design weaknesses relating to controls and processes due to (i) insufficient communication of the Company’s policies and Code of the Conduct to employees of the Company, (ii) a lack of a formal management override policy relating to the Company’s policies and Code of Conduct, and (iii) monitoring process to confirm responsibility of financial results.  Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and require more formalization of existing controls and processes.

2.

Design weaknesses related to the processes and communication of operational information, which may have a financial implication, to accounting and finance, in a timely manner.

3.

Control design weaknesses relating to a lack of segregation of various accounting duties resulting from the small size of the Company’s accounting department, lack of certain formal accounting procedures for the documentation of various approvals and reviews, as well as, control weaknesses inherent in accounting software employed by the Company which is not a sophisticated enterprise application.

Solely as result of these material weaknesses, we concluded that our disclosure controls and procedures are not effective as of December 31, 2006.

The Company is experiencing rapid growth and has implemented new policies and processes to address the design weaknesses described above.  During fiscal 2006, the Company undertook a comprehensive assessment of its internal control over financial reporting by conducting regular reviews and audits to identify weaknesses and to ensure that an environment of continuous improvement becomes a part of the culture of the Company.  The Company further intends to systematically and regularly provide and explain its policies and Code of Conduct to employees.  In addition, the Company intends to introduce additional internal control procedures during the next fiscal year to ensure that appropriate internal control over financial reporting is in place and that such controls keep pace with the growth of the Company.  The Company has and will continue to implement improvements in segregation of accounting duties, increase controls for review, approval and documentation, and will upgrade during 2007 its accounting software to address inherent limitations.

“signed”	“signed”

Douglas J. Rowe, President and Chief Executive Officer	Dan J. Rocheleau, Acting Chief Financial Officer and Director of Financial Reporting